Exhibit 21

SUBSIDIARIES OF HURCO COMPANIES, INC.

Jurisdiction
Name	Of Incorporation
Hurco B.V.	the Netherlands
Hurco Europe Limited	United Kingdom
Hurco GmbH	Federal Republic of Germany
Hurco Manufacturing Ltd.	Taiwan R.O.C.
Hurco S.a.r.l.	France
Hurco S.r.l.	Italy
Hurco (S.E. Asia) Pte Ltd.	Singapore